

September 28, 2010

Via U S Mail and FAX [(610) 828-3708]

Joseph H. Capper
President and Chief Executive Officer
CardioNet, Inc.
227 Washington Street
Conshohocken, Pennsylvania 19428

   Re: **CardioNet, Inc.**
       Form 10-K for the fiscal year ended December 31, 2009
       Filed on February 23, 2010
       File No. 001-33993

Dear Mr. Capper:

   We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          Brian Cascio
          Accounting Branch Chief